Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Money Market Trust (333-42181); Evergreen Select Money Market Trust (333-37227).

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Evergreen Investments [logo]

Product Alert

Integration Update

April 1, 2010

Proposed Reorganizations and Mergers of Evergreen Money Market Funds: Frequently Asked Questions

Four definitive prospectus/proxy statements that propose the mergers and reorganizations of the Evergreen money market mutual funds were filed with the Securities and Exchange Commission (SEC) on April 1, 2010. The proxies seek shareholder approval for the merger of ten Evergreen money market funds into seven acquiring Wells Fargo Advantage Funds® and the reorganizations of four Evergreen money market funds as newly created Wells Fargo Advantage Funds. The proposed Fund mergers and reorganizations are expected to be nontaxable events for U.S. federal income tax purposes.

The prospectus/proxy statements are among a total 11 proxy statements expected to be filed with the SEC by early April 2010 as part of an overall plan to reorganize the Evergreen Funds into the Wells Fargo Advantage Funds family.

The following questions and answers are intended for shareholders and investment professionals who have questions about these proposed mergers and reorganizations.

Overview

Which money market fund merger proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the merger of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the closing of the merger, shareholders will hold a number of shares of an acquiring Fund equal to the number of shares of the target Fund that they held before the closing. The target Funds and the corresponding acquiring Funds are listed in the table below:

Fund Mergers Subject to Shareholder Approval

Target (Merging) Funds	Acquiring Fund	Acquiring Fund Portfolio Managers
Evergreen California Municipal Money Market Fund	Wells Fargo Advantage California Municipal Money Market Fund	Mathew Kiselak Wells Capital Management
Evergreen Institutional Money Market Fund Evergreen Prime Cash Management Money Market Fund	Wells Fargo Advantage Heritage Money Market FundSM	David Sylvester Wells Capital Management
Evergreen Institutional 100% Treasury Money Market Fund	Wells Fargo Advantage 100% Treasury Money Market Fund	David Sylvester Wells Capital Management
Evergreen Institutional Treasury Money Market Fund Evergreen Treasury Money Market Fund	Wells Fargo Advantage Treasury Plus Money Market Fund	David Sylvester Wells Capital Management
Evergreen Institutional U.S. Government Money Market Fund Evergreen U.S. Government Money Market Fund	Wells Fargo Advantage Government Money Market Fund	David Sylvester Wells Capital Management
Evergreen Money Market Fund	Wells Fargo Advantage Money Market Fund[1]	David Sylvester Wells Capital Management
Evergreen Municipal Money Market Fund	Wells Fargo Advantage Municipal Money Market Fund	Mathew Kiselak Wells Capital Management

1. It is anticipated that the Wells Fargo Advantage Overland Express Sweep FundSM will also merge into the Wells Fargo Advantage Money Market Fund. For the planned merger of the Wells Fargo Advantage Overland Express Sweep Fund, shareholder approval is not required and will not be sought.

Which money market fund reorganization proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the reorganization of their target Fund (as indicated in the table below) into a newly created Wells Fargo Advantage Fund. In each reorganization, the target Fund will transfer all of its assets and liabilities to a corresponding newly created acquiring Wells Fargo Advantage Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the reorganization, shareholders will hold a number of shares of a newly created Wells Fargo Advantage Fund equal to the number of shares of the target Fund that they held before the closing. (These reorganizations are described in combined prospectus/proxy statements as “shell” reorganizations.) The current Evergreen Funds and proposed new Wells Fargo Advantage Funds are listed in the table below:

Fund Reorganizations Subject to Shareholder Approval

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Portfolio Manager
Evergreen Institutional Municipal Money Market Fund	Wells Fargo Advantage Municipal Cash Management Money Market Fund	Mathew Kiselak Wells Capital Management
Evergreen New Jersey Municipal Money Market Fund	Wells Fargo Advantage New Jersey Municipal Money Market Fund	Mathew Kiselak Wells Capital Management
Evergreen New York Municipal Money Market Fund	Wells Fargo Advantage New York Municipal Money Market Fund	Mathew Kiselak Wells Capital Management
Evergreen Pennsylvania Municipal Money Market Fund	Wells Fargo Advantage Pennsylvania Municipal Money Market Fund	Mathew Kiselak Wells Capital Management

Will the proposed mergers or reorganizations result in any federal tax liability for shareholders?

No. Each proposed merger and reorganization is expected to be a nontaxable event for U.S. federal income tax purposes.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved these proposals?

Yes. The Boards have unanimously agreed that these mergers and reorganizations are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

Why have the Boards recommended that shareholders vote in favor of the mergers?

Among the factors the Boards considered in recommending these mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are substantially the same.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the mergers.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Why have the Boards recommended that shareholders vote in favor of the reorganizations?

The Board approved the reorganizations of certain Evergreen Funds as Wells Fargo Advantage Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole, including the following factors:

Asset size

Expenses

Manager tenure and experience

Performance track record

Differentiation of investment style

Addition of product offerings that didn’t exist before in the Wells Fargo Advantage Funds family

The investment process of the Evergreen Funds being reorganized will remain largely unchanged, and the Funds will retain their historical performance records, although fees, expenses, and share class features will be brought more closely in line with those of the Wells Fargo Advantage Funds. The addition of these Funds to the Wells Fargo Advantage Funds lineup broadens the overall product range and expands fund choices for investors.

What is the timeline for the mergers and reorganizations?

Time Frame	Event
March 10, 2010	Record date for special shareholder meeting.
March–April 2010	Proxy materials will be mailed to shareholders of record as of March 10, 2010.
June 8, 2010

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

July 9, 2010	If approved by shareholders, the reorganizations will occur on or about July 9, 2010, at the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on June 8, 2010.

Who is entitled to vote?

Shareholders who owned shares of the target Funds on the record date, which is

March 10, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the Fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in the following ways:

By returning the proxy ballot by mail prior to the shareholder meeting.

By calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on the ballot.

By going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot.

By personally attending and voting at the shareholder meeting on June 8, 2010.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy vote by mail. They may call the proxy solicitation firm, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an e-mail confirmation.

What if shareholders of a certain Fund do not approve the merger of that Fund?

If this occurs, the merger will not take place for that Fund, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday. The Altman Group may transfer shareholders to Evergreen InvestmentsSM or Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote by using the automated phone service by calling the number listed on their proxy ballot card.

If shareholders approve the proposals, when will the mergers and reorganizations take effect?

Upon shareholder approval, the mergers and reorganizations of the Evergreen money market funds are expected to become effective after close of business on July 9, 2010.

Will anyone call shareholders regarding the proxy?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding this proxy.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, Evergreen Investments Management Company, LLC, or one of their affiliated companies will pay for all expenses incurred for this proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, investment professional, Evergreen Investments at 1-800-343-2898 from 9 a.m. to 6 p.m. Eastern Time, Monday through Friday, or Wells Fargo Advantage Funds at 1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote their proxy they may call our proxy solicitor, The Altman Group, directly at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday.

Reorganization Process

Can shareholders exchange or redeem their shares before the proposed merger takes place?

Yes. Evergreen money market fund shareholders may exchange their shares for shares of another Evergreen Fund, or redeem their shares, at any time before the proposed merger takes place. Shareholders may also make subsequent purchases of shares of their Funds prior to the proposed mergers.

What will happen to the price of the acquiring Fund on the day of the proposed merger?

The proposed reorganization will not affect the share price of the acquiring Fund.

What share classes will shareholders own after the proposed merger?

Shareholders who own this target Evergreen Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Evergreen California Municipal Money Market Fund	Class A	Wells Fargo Advantage California Municipal Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen Institutional Money Market Fund	Administrative Class	Wells Fargo Advantage Heritage Money Market Fund	Institutional Class
	Institutional Class		Institutional Class
	Institutional Service Class		Service Class
	Investor Class		Institutional Class
	Participant Class		Service Class
Evergreen Institutional Municipal Money Market Fund	Administrative Class	Wells Fargo Advantage Municipal Cash Management Money Market Fund	Institutional Class
	Institutional Class		Institutional Class
	Institutional Service Class		Service Class
	Investor Class		Institutional Class
	Participant Class		Service Class
Evergreen Institutional 100% Treasury Money Market Fund	Institutional Class	Wells Fargo Advantage 100% Treasury Money Market Fund	Administrator Class
	Institutional Service Class		Service Class
Evergreen Institutional Treasury Money Market Fund	Administrative Class	Wells Fargo Advantage Treasury Plus Money Market Fund	Institutional Class
	Institutional Class		Institutional Class
	Institutional Service Class		Service Class
	Investor Class		Institutional Class
	Participant Class		Service Class
Evergreen Institutional U.S. Government Money Market Fund	Institutional Class	Wells Fargo Advantage Government Money Market Fund	Institutional Class
	Institutional Service Class		Service Class
	Investor Class		Institutional Class
	Participant Class		Service Class
Evergreen Money Market Fund	Class A	Wells Fargo Advantage Money Market Fund	Class A
	Class B		Class B
	Class C		Class C
	Class I		Service Class
	Class S		Daily Class
Evergreen Municipal Money Market Fund	Class A	Wells Fargo Advantage Municipal Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen New Jersey Municipal Money Market Fund	Class A	Wells Fargo Advantage New Jersey Municipal Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen New York Municipal Money Market Fund	Class A	Wells Fargo Advantage New York Municipal Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen Pennsylvania Municipal Money Market Fund	Class A	Wells Fargo Advantage Pennsylvania Municipal Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen Prime Cash Management Money Market Fund	Administrative Class	Wells Fargo Advantage Heritage Money Market Fund	Institutional Class
	Institutional Class		Institutional Class
	Institutional Service Class		Service Class
	Investor Class		Institutional Class
	Participant Class		Service Class
Evergreen Treasury Money Market Fund	Class A	Wells Fargo Advantage Treasury Plus Money Market Fund	Class A
	Class I		Service Class
	Class S		Sweep Class
Evergreen U.S. Government Money Market Fund	Class A	Wells Fargo Advantage Government Money Market Fund	Class A
	Class S		Sweep Class

How do the expenses of the acquiring Funds compare to the target Funds?

In the majority of cases Fund expenses will be the same or lower. However, in some instances, current Evergreen shareholders in certain share classes will pay higher expenses than they do today. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statements.

Additional Information About the Proposed Fund Family Integration

Where can I find detailed information about the mapping of share classes for all the Funds in the proposed lineup?

A Wells Fargo Advantage Funds and Evergreen Funds Merger Conversion Tool is available on our Web sites. Please visit the following links:

Wells Fargo Advantage Funds Institutional Cash Management Web site:

wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf_icm.jsp

Evergreen Investments Web site:

evergreeninvestments.com

Wells Fargo Advantage Funds Web site: wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf.jsp

Will current shareholders of an acquiring Wells Fargo Advantage money market fund receive a combined prospectus/proxy statement?

No, only the Evergreen money market funds shareholders will receive combined prospectus/proxy statements.

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes take effect, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will redirect to wellsfargo.com/advantagefunds.

What about changes to mailing addresses and telephone numbers?

For now, it’s business as usual for shareholders. Investors will receive the same high level of service that they have always received. We will communicate, well in advance, any changes to our contact information.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target, and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in March 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund’s prospectus for additional information on risks.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

CoreBuilder Shares are a series of investment options within the separately managed accounts advised or subadvised by Wells Fargo Funds Management, LLC. The shares are fee-waived mutual funds that enable certain separately managed account investors to achieve greater diversification than smaller managed accounts might otherwise achieve.

Wells Capital Management is a registered investment adviser and wholly owned subsidiary of Wells Fargo Bank, N.A.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121483 03-10